UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 0-29480

HERITAGE FINANCIAL CORPORATION 401(k) PROFIT SHARING PLAN AND TRUST
(Full title of the plan)

HERITAGE FINANCIAL CORPORATION
201 5TH AVENUE S.W.
OLYMPIA, WASHINGTON 98501-1114
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION
The Heritage Financial Corporation 401(k) Profit Sharing Plan and Trust (the Plan) is subject to ERISA and elects to file Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.
Furnished herewith are the financial statements and schedules of the Plan as of December 31, 2014 and 2013 and for the year ended December 31, 2014.

FINANCIAL STATEMENTS AND EXHIBITS
(a)    Financial statements
Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014
Notes to Financial Statements
Form 5500, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

(b)     Exhibits
The following exhibit is being furnished herewith and this list shall constitute the exhibit index:

23.1	Consent of Independent Registered Public Accounting Firm

HERITAGE FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST
Financial Statements and Supplemental Schedule
December 31, 2014 and 2013
(Report of Independent Registered Public Accounting Firm)

HERITAGE FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	4
Financial Statements:
Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7
Supplemental Schedule:
Schedule of Assets (Held at End of Year)	15
Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

Advisory Committee
Heritage Financial Corporation 401(k) Profit Sharing Plan and Trust
Olympia, Washington

We have audited the accompanying statements of net assets available for benefits of Heritage Financial Corporation 401(k) Profit Sharing Plan and Trust (formerly known as the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Heritage Financial Corporation 401(k) Profit Sharing Plan and Trust's financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP
South Bend, Indiana
June 24, 2015

HERITAGE FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	December 31, 2014	December 31, 2013
Assets:
Participant-directed investments at fair value:
Registered investment company funds	$35,770,364	$19,633,125
Stable value fund	5,470,171	3,140,373
Heritage Financial Corporation common stock	8,342,866	6,513,503
Cash and cash equivalents	211,614	215,797
Total investments	49,795,015	29,502,798
Non-interest bearing cash	389	540
Receivables:
Employer contributions	486,218	607,099
Notes receivable from participants	587,103	90,928
Total receivables	1,073,321	698,027
Total assets	50,868,725	30,201,365
Liabilities:
Accounts payable and other	240,934	24,116
Excess deferrals	—	25,177
Total liabilities	240,934	49,293
Net assets reflecting investments at fair value	50,627,791	30,152,072
Adjustment from fair value to contract value for underlying fully benefit-responsive investment contracts	(76,081)	(25,004)
Net assets available for benefits	$50,551,710	$30,127,068
See accompanying Notes to Financial Statements.

HERITAGE FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2014

Year Ended
December 31, 2014
Investment (loss) income:
Net depreciation in fair value of investments	$(825,471)
Interest on notes receivable from participants	13,602
Dividends	2,690,805
Other	78,846
Net investment income	1,957,782
Contributions:
Participant salary deferrals	2,496,221
Employer	1,329,502
Participant rollovers	200,345
Total contributions	4,026,068
Total additions	5,983,850
Deductions:
Benefits paid to participants	4,693,437
Administrative expenses	205,616
Total deductions	4,899,053
Net increase in net assets before transfers into the Plan	1,084,797
Transfer in from plan merger	19,339,845
Net increase in net assets	20,424,642
Net assets available for benefits, beginning of year	30,127,068
Net assets available for benefits, end of year	$50,551,710
See accompanying Notes to Financial Statements.

HERITAGE FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST
Notes to Financial Statements
December 31, 2014 and 2013

(1)     Description of Plan
The following description of the Heritage Financial Corporation 401(k) Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
(a )     General
Heritage Financial Corporation (the Company) is a bank-holding company headquartered in Olympia, Washington, and is considered the Plan Sponsor. The Plan is administered by the Advisory Committee, which consists of certain officers and employees of the Company.
Effective May 1, 2014, the Company and its subsidiary bank, Heritage Bank, merged with Washington Banking Company (“WBCO”) and its wholly-owned subsidiary bank, Whidbey Island Bank ("WBCO Merger"). The merger was announced on October 23, 2013. Pursuant to the terms of the merger, the associated Whidbey Island Bank 401(k) Retirement Plan was merged into the Company's Plan with an effective date of June 26, 2014. The total assets transferred into the Plan was $19,339,845, including $16,854,768 of registered investment company funds, $1,997,422 in Heritage common stock and $487,655 in participant loans.
As a result of the WBCO merger, the Company had several changes to the Plan effective during the year ended December 31, 2014. A description of the changes to certain provisions of the Plan, including contributions and vesting, are included herein. Employees should refer to the official Plan document, as amended, for complete information.
Effective January 1, 2014, the Plan converted from an employee stock ownership plan ("ESOP") to a profit sharing plan and changed its name to "Heritage Financial Corporation 401(k) Profit Sharing Plan and Trust" from "Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust." The change was primarily due to the full payment of the ESOP loan effective December 31, 2012 and the Plan no longer having ESOP commitments, as well as the WBCO merger. The ESOP shares were converted into the unitized stock fund during the year ended December 31, 2014.
The Plan is a qualified defined contribution plan established by the Company under the provisions of Section 401(a), Section 401(k) and Section 4975(e)(7) of the Internal Revenue Code ("IRC") with salary reduction and employee stock ownership features for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
(b)     Eligibility
Employees are eligible to participate in the Plan on the first of the month coincident with or following thirty days of service and attaining age eighteen.
(c)     Contributions
Subject to certain Internal Revenue Service ("IRS") limitations discussed below, participants may make elective pre-tax contributions up to 100% of their eligible compensation. The IRS limitations include a dollar limitation of $17,500 for 2014 and certain discrimination testing limitations. Additionally, participants over the age of 50 at Plan year end may make catch-up contributions up to the applicable dollar limitation of $5,500 for 2014. Participants may also contribute rollovers into the Plan, which represent distributions from other qualified plans, if certain conditions are met.
The Company makes a matching contribution to participant accounts equal to 50% of the participant’s contribution up to 6% of the participant’s eligible compensation. Matching contributions are considered part of the employer contributions, and are subject to discrimination limitations.
Effective January 1, 2014, the Company's profit sharing contribution was made to be completely discretionary. During plan year 2014, the Company's discretionary profit sharing contribution was 1.5% of the participant's eligible compensation. Prior to January 1, 2014, the Company was required to make a profit sharing contribution of 2% of the participant’s eligible compensation, and the Company also had the option to make an additional discretionary profit sharing contributions beyond the required 2% contribution. Profit sharing contributions and discretionary profit sharing contributions are considered part of the employer contributions.

The following provisions apply to employer contributions:

•	Participants are eligible for matching contributions upon participation in the Plan.

•	Matching, discretionary profit sharing and profit sharing contributions to the Plan are invested as directed by the employee.

•
Participants, who are not credited with at least 1,000 hours of service during the Plan year or are not employed on the last working day of a Plan year, are not eligible for an allocation of discretionary profit sharing and profit sharing contributions for that year except in the event of the participant’s death, disability or retirement.

(d)     Participants' Accounts
Each participant’s account is credited with the (a) the participant's contribution, (b) employer contributions, and (c) allocations Plan earnings net of expenses, as determined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participant accounts are valued daily.
(e)     Vesting
Participants are always 100% vested in their participant contributions plus earnings thereon. Effective May 1, 2014, all active participants became 100% vested in their allocation of employer contributions plus earnings thereon. All participants hired on or after May 1, 2014 will be 100% vested in all accounts at all times. Prior to May 1, 2014, vesting in the employer contributions plus earnings thereon was based on years of service, with 20% vesting at two years of service and increasing by an additional 20% with each additional year of service such that the participant was 100% vested after six years of service (or upon death or disability while employed, or retirement on or after normal retirement age).
(f)     Investment Options
Upon enrollment in the Plan, a participant may direct contributions in 1% increments among fifteen registered investment company funds, one stable value fund, and the Company's stock fund. Participants also have the option to invest in four different managed portfolio strategies. A default investment option was added to the Plan effective January 1, 2014. When a new participant is added to the Plan, any contribution will be allocated to the default investment option if the participant has inadvertently failed to provide investment election options.
Participants may change their investment elections and reallocate their investments on a daily basis (including with respect to Company stock). Contributions may be temporarily held as cash balances pending the execution of the investment according to the participant’s direction.
(g)     Payment of Benefits
No distributions from the Plan may be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives), becomes disabled or otherwise terminates employment with the Company. Participants aged 59 1/2 or older are eligible for in-service distributions. However, the participant has the right to defer receipt of his Plan accounts until he or she attains her normal retirement age (age 65).
Distributions are made in cash, Company stock, or both, at the election of the participant, subject to the terms of the Plan.
Benefit distributions are based on the participant’s vested account balance and may be distributed in a lump sum. If a participant’s vested account balances exceed $1,000, a participant may elect to have the vested accounts distributed in installments over a period of not more than the participant’s life expectancy, or through the purchase of an annuity. In the case of a married participant, certain accounts from a previously merged plan must be distributed in the form of a joint and survivor annuity with the participant’s spouse as the joint annuitant, unless waived by the participant and consented to by the participant’s spouse.
Under certain conditions, participants, while still employed by the Company, are permitted to withdraw in a single sum, the employee contribution portion of their account balance on account of hardship as defined in IRS regulations. If a hardship withdrawal is made, a participant’s right to make elective contributions to the Plan will be suspended for six months after the receipt of the hardship withdrawal. This will affect the participant’s right to receive matching contributions but not other Employer contributions. In addition, participants, while still employed by the Company, are permitted to withdraw all or a portion of their employee account balance after age 59 1/2. Rollover accounts may be withdrawn, all or part, once during each Plan year regardless of the participant’s age.
Historically, the Plan had the right to immediately distribute participant accounts upon termination of service for participants with balances not exceeding $1,000, as a lump sum distribution.     Effective January, 1, 2014, the Plan

will provide for automatic rollovers for terminated participants with balances under $5,000 into an Individual Retirement Account (“IRA”) with Millennium Trust. Affected participants will be notified of the change and provided opportunity to distribute or move their funds. Participants will be charged $35 initially and a $35 annual fee to be rolled into and maintain a balance in this IRA.
(h)     Voting and Dividend Rights
No participant shall have any voting or dividend rights or other rights of a stockholder prior to the time that shares are allocated to the participant.
Each participant is entitled to exercise voting rights attributable to the shares of Company stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.
(i)    Forfeitures
Forfeitures may be used to pay reasonable and permitted administrative expenses, with the remainder used to reduce the Company’s employer contribution obligation. Forfeitures used to reduce employer contributions during 2014 were $71,020.
(j)     Notes Receivable from Participants
Participants may borrow, upon written application, any amount provided that the aggregate amount of all outstanding notes from the participant to the Plan, taking into account notes payable to any other qualified plan maintained by the employer, shall not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Effective in Plan year 2014, participants can request loans for any purpose and the Plan Trustees are no longer responsible for approving such loans. Note terms shall not exceed five years, except for the purchase of a primary residence. The notes are collateralized by the balance in the participant’s account and bear interest at a rate equal to the then current prime rate. Loans which were transferred into the Plan retained the repayment terms and interest rates in effect at the time of transfer. Principal and interest is paid ratably through semi-monthly payroll deductions. The interest rates on outstanding notes as of December 31, 2014 were either 3.25% or 4.25%. Maturity dates ranged from April 2015 through June 2029. All notes were current and the Plan recorded no allowance for loan losses related to the outstanding notes receivable from participants as of December 31, 2014 or 2013.
(k)     Administrative Expenses and Revenue Sharing Credits
Administrative expenses including trust, recordkeeping, audit and investment fees are paid by the Plan. The Company may also pay certain administrative expenses incurred by the Plan.
The Plan earns revenue sharing credits from certain registered investment funds based on the invested balances. The credits may be used to pay reasonable and permitted administrative expenses. Credits used to pay Plan expenses during 2014 were $67,004.
(2)    Summary of Significant Accounting Policies
(a)     Basis of Accounting
The accompanying financial statements have been prepared under the accrual method of accounting.
(b)     Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(c)     Risks and Uncertainties
The Plan allows participants to direct contributions into various registered investment company funds, a stable value fund, and Company stock. The underlying investment securities of these funds and the Company stock are exposed to various risks, including but not limited to interest rate, market, liquidity and credit risk. Due to the level of risk associated with certain underlying investment securities, the sensitivity of certain fair value estimates to changes in valuation assumptions, and the level of uncertainty related to changes in the value of the funds, in particular the Company stock, it is likely that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.
Participants should refer to Heritage Financial Corporation’s annual and quarterly financial statements filed with the Securities and Exchange Commission (Form 10K and 10Q) regarding risks associated with Company stock.
(d)    Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as further described in Note 4, “Fair Value Measurements.”
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains and losses from security transactions are reported on the moving average method. Net appreciation (depreciation) in fair value of investments represents the change in fair value from one period to the next and realized gains and losses.
(e)     Stable Value Fund
The Plan includes investments in fully-benefit responsive contracts as part of offering the Wells Fargo Stable Value Fund M (“Fund”) investment option to participants. The Fund is primarily comprised of investment contracts issued by financial companies including guaranteed investment contracts (“GICs”), separate account GICs (“SICs”), and security backed investment contracts. GICs are issued by insurance companies which guarantee the return of principal and stated rate of return for a specific period of time. GICs are backed by the general account of the insurance company. SICs are GICs issued by an insurance company and are maintained within a separate account. SICs are backed by segregated pool of assets. Security backed investment contracts are comprised of two components: investment contracts issued by a financial institution (i.e. wrap contracts) and underlying portfolios of fixed income securities (generally bonds) whose market prices fluctuate.
The Fund’s contracts are carried at contract value in the participants’ account. Participant accounts are credited with interest at a fixed rate that is typically reset quarterly. The rate reset allows the contract value to converge with a fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration. While there may be slight variations from one contract to another, the primary variables which could impact the future rates credited to participants include (1) the amount and timing of participant contributions, (2) transfers and withdrawals into/out of the contract, (3) the current yield of the assets underlying the contract, (4) the duration of the assets underlying the contract and (5) the existing difference between fair value of the securities and the contract value of the assets within the insurance contract.
To the extent that the underlying portfolio has unrealized and/or realized losses, an adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future rate credited to participants may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, an adjustment is made when reconciling from fair value to contract value and, in the future, the rate credited to participants may be higher than the current market rates. The contracts cannot credit an interest rate that is less than zero percent.
Each contract issuer specifies events which would limit the ability of the Plan to transact at contract value. Such events can include premature termination of the contracts by the Plan or Plan termination. The Company does not believe that occurrence of any such events is probable.
The contracts for the Fund limit the circumstances under which the issuer may unilaterally terminate the contract. The issuer may terminate the contract on short notice upon the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the issuer could terminate the contracts at the fair value of the underlying securities. The Fund reserves the right to require twelve-month notice for withdrawal of assets from the Fund initiated by the Plan sponsor. Withdrawals initiated by participants will be honored when received unless payments are being delayed to all Fund unit holders, in which event the Fund will work with the Plan sponsor to arrive at a mutually agreeable payout structure.
The average yield earned by the entire Fund for all fully benefit-responsive investment contracts, which is calculated by dividing the annualized earnings of all investments in the Fund (irrespective of the interest rate credited to participants in the Fund) by the fair value of all investments in the Fund, for 2014 and 2013, was 1.40% and 1.36%, respectively. The average yield earned by the entire Fund, with an adjustment to reflect the actual interest rate credited to participants, for 2014 and 2013, was 1.64% and 1.52%, respectively.
(f)     Payment of Benefits
Benefits are recorded when paid. At December 31, 2014 and 2013, assets allocated to withdrawing participants totaled $203,706 and $72, respectively.
(g)     Notes and Receivable from Participants
Notes receivable from participants are stated at the outstanding balance of the loan plus accrued interest. Interest income is recorded on the accrual basis.

(3)    Investments

The following investments represent 5% or more of the Plan’s net assets available for benefits at the end of the year:

	December 31, 2014	December 31, 2013
Heritage Financial Corporation common stock	$8,342,866	$6,513,503
Wells Fargo Stable Value M (Contract values: 2014 - $5,394,089; 2013 - $3,115,368)	5,470,171	3,140,373
T. Rowe Price Blue Chip	4,796,287	**
Vanguard 500 Index Fund Signal	4,658,787	2,827,595
American Funds EuroPac R4	4,241,235	2,253,811
Pimco Total Return Admin Fund	4,118,622	2,798,476
Invesco Growth and Income	3,632,267	1,963,825
Baron Small Cap Fund	3,458,208	2,466,168
Aston Fairpointe Mid Cap N Fund	2,850,857	**
T. Rowe Price New America Growth	**	2,544,903
** Investment did not represent 5% or more of the Plan's net assets in identified year.
The Plan’s investments (depreciated)/appreciated during the year ended December 31, 2014 as follows:

Year Ended
December 31, 2014
Registered investment company funds	$(1,177,647)
Heritage Financial Corporation common stock	307,852
Stable value fund	44,324
Net depreciation in fair value of investments	$(825,471)

(4)    Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in principal or most advantageous market in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data. Level 2 quoted prices are obtained from independent third-party brokers or dealers, including prices derived from model-based valuation techniques for which the significant assumptions are observable in the market or corroborated by observable market data.
Level 3: Unobservable inputs that are supported by little or no market activity. These inputs require significant management judgment and reflect the Plan’s estimation of assumptions that market participants would use in pricing the asset or liability.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan. There have been no changes in the methodologies used at December 31, 2014 and 2013.
Registered investment company funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year-end using prices quoted by relevant pricing agent. These are determined to be Level 1 investments.

Stable value fund: Valued at the NAV of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund. The fund is determined to be a Level 2 investment.
Heritage Financial Corporation common stock: Valued based on its closing price as quoted on the NASDAQ National Market System. The Plan Sponsor common stock is determined to be a Level 1 investment.
The fair value of other financial instruments such as cash and cash equivalents and employer contributions receivable approximate their carrying value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value on a recurring basis as of December 31, 2014:

	Investments at Estimated Fair Value
	Level 1	Level 2	Level 3	Total
Participant-directed investments:
Registered investment company:
Equity:
Growth	$8,254,495	$—	$—	$8,254,495
Value	6,155,321	—	—	6,155,321
Index	4,979,919	—	—	4,979,919
Blend	5,083,683	—	—	5,083,683
International and global	5,446,594	—	—	5,446,594
Total equity	29,920,012	—	—	29,920,012
Fixed income:
Bond	5,362,294	—	—	5,362,294
Total fixed income	5,362,294	—	—	5,362,294
Real Estate:
Index	488,058	—	—	488,058
Total real estate	488,058	—	—	488,058
Stable value fund	—	5,470,171	—	5,470,171
Heritage Financial Corporation common stock	8,342,866	—	—	8,342,866
Cash and cash equivalents	211,614	—	—	211,614
Total investments	$44,324,844	$5,470,171	$—	$49,795,015

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value on a recurring basis as of December 31, 2013:

	Investments at Estimated Fair Value
	Level 1	Level 2	Level 3	Total
Participant-directed investments:
Registered investment company:
Equity:
Growth	$5,011,071	$—	$—	$5,011,071
Value	3,335,170	—	—	3,335,170
Index	2,858,800	—	—	2,858,800
Blend	3,920,312	—	—	3,920,312
Other	868,193	—	—	868,193
Total equity	15,993,546	—	—	15,993,546
Fixed income:
Bond	3,639,579	—	—	3,639,579
Total fixed income	3,639,579	—	—	3,639,579
Stable value fund	—	3,140,373	—	3,140,373
Heritage Financial Corporation common stock	6,513,503	—	—	6,513,503
Cash and cash equivalents	215,797	—	—	215,797
Total investments	$26,362,425	$3,140,373	$—	$29,502,798
There were no transfers between Level 1 investments and Level 2 investments for the years ended December 31, 2014 or 2013.
(5)    Plan Termination
Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon termination of the Plan, participant accounts will be distributed to the participant or his or her beneficiary as prescribed by the Plan document and the IRC.
(6)    Tax Status
The Plan obtained its latest determination letter on September 17, 2013, in which the Internal Revenue Service ("IRS") ruled that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.
(7)    Party-in-Interest Transactions
A party-in-interest is defined under Department of Labor and ERISA regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The following qualify as a party-in-interest or party-in-interest transactions:

•
Certain officers of the Company serve as Trustees of the Plan and certain officers or employees of the Company may perform administrative functions for the Plan. No officer or employee receives compensation from the Plan.

•
The Plan’s assets are held by Wilmington Trust Company, the custodian of the Plan assets. The Plan assets are managed by the custodian, at the direction of the Trustees, which invests cash received, interest and dividend income, and makes distributions to participants.

•
Trautmann, Maher and Associates serves as the recordkeeper of the Plan. The recordkeeper maintains participant account detail and administers the payment of interest and principal on the participant loans.

•	RBC Wealth Management serves as the investment advisor to the Plan.

•	The Plan issues loans to participants, which are secured by the balance in the participant’s accounts.

•
The Plan’s investment in Heritage Financial Corporation common stock constitutes a party-in-interest transaction as the Company is a related party. The value of the Company common stock held by the Plan as of December 31, 2014 and 2013 is disclosed in Note (4) Fair Value Measurements. Total dividend income recognized by the Plan from the investment in Heritage Financial Corporation common stock was $224,048 during the year ended December 31, 2014.

(8)    Reconciliation of Financial statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	December 31, 2014	December 31, 2013
Net assets available for benefits per the financial statements	$50,551,710	$30,127,068
Deficiency of contract value from estimated fair value of investment in stable value fund	76,081	25,004
Amounts allocated to withdrawing participants at current year end	(203,706)	(72)
Net assets available for benefits per the Form 5500	$50,424,085	$30,152,000

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31, 2014
Net increase in net assets available for benefit per the financial statements	$20,424,642
Change in deficiency of contract value from estimated fair value of investment in stable value fund	51,077
Amounts allocated to withdrawing participants at current year end	(203,706)
Amounts allocated to withdrawing participants at prior year end	72
Transfer in from plan merger	(19,339,845)
Net income per the Form 5500	$932,240

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended
December 31, 2014
Benefits paid to participants per the financial statements	$4,693,437
Amounts allocated to withdrawing participants at current year end	203,706
Amounts allocated to withdrawing participants at prior year end	(72)
Benefits paid to participants per the Form 5500	$4,897,071

HERITAGE FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST
EIN: 91-1857900
Plan Number: 003
Form 5500, Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b)	(c)			(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value			Cost	Current Value
	Participant-directed investments:
	Registered investment company funds:
	AllianzGI NFJ Small Cap Value Fund Class A	98,021	shares	$	**	$2,523,054
	American Funds Capital World Growth R4	3,090	shares		**	142,111
	American Funds Europac R4	91,683	shares		**	4,241,235
	Aston Fairpointe Mid Cap N Fund	70,063	shares		**	2,850,857
	Baron Small Cap Fund	103,819	shares		**	3,458,208
	Columbia Contrarian Core Z	103,133	shares		**	2,232,826
	Invesco Growth and Income	136,860	shares		**	3,632,267
	Oppenheimer Developing Markets	30,327	shares		**	1,063,248
	Pimco Total Return Admin Fund	386,362	shares		**	4,118,622
	T. Rowe Price Blue Chip	71,299	shares		**	4,796,287
	Templeton Global Bond Ad	100,215	shares		**	1,243,672
	Vanguard 500 Index Fund Signal	24,534	shares		**	4,658,787
	Vanguard Extended Market Index Signal	4,821	shares		**	321,132
	Vanguard REIT Index Fund	4,250	shares		**	488,058
	Stable Value Fund
	Wells Fargo Stable Value M	111,934	units		**	5,470,171
*	Heritage Financial Corporation common stock	475,377	shares		**	8,342,866
	Schwab Money Market Account	211,614	units		**	211,614
						49,795,015

*	Notes receivable from participants	Interest rates from 3.25% to 4.25% and maturity between April 2015 through June 2029			**	587,103
						$50,382,118

*	A party-in-interest as defined by ERISA.
**	The cost of participant-directed investments is not required to be disclosed and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES
The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the Plan) have duly caused the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HERITAGE FINANCIAL CORPORATION 401(k)
PROFIT SHARING PLAN AND TRUST

Date: June 24, 2015	By:	/s/ Brian L. Vance
Brian L. Vance
President and Chief Executive Officer

Date: June 24, 2015	By:	/s/ Donald J. Hinson
Donald J. Hinson
Chief Financial Officer